
SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

**10026329**

ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20649

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
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| 8- **52169** |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___**01/01/09**___ AND ENDING ___**12/31/09**___
                                                        MM/DD/YY                              MM/DD/YY

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## A.  REGISTRANT IDENTIFICATION

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NAME OF BROKER-DEALER:
**VisionQuest Securities, LLC**
ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

**5205 Camden Lakes Parkway**
                                                (No. and Street)
**Acworth**                                **Georgia**                          **30101**
_____(City)_____          _____(State)_____          ____(Zip Code)____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Kevin Masters**                                                     **(770) 975-8250**
                                                                    (Area Code – Telephone Number)

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## B.  ACCOUNTANT IDENTIFICATION

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INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
                    (Name – _if individual, state last, first, middle name_)

**2120 Powers Ferry Road, Suite 350**          **Atlanta**          **Georgia**          **30339**
_____(Address)_____          (City)          (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

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*_Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)_

# OATH OR AFFIRMATION

I, __**Kevin C. Masters**_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__**VisionQuest Securities, LLC**_____ , as

of ____**December 31**____ ,**2009**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

VISIONQUEST SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Years Ended
December 31, 2009
With Independent Auditor's Report

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
of VisionQuest Securities, LLC

We have audited the accompanying statement of financial condition of VisionQuest Securities, LLC as of December 31, 2009 and the accompanying statements of operations, cash flows and member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of VisionQuest Securities, LLC as of December 31, 2009 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit, as of and for the year ended December 31, 2009, was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

RUBIO CPA, PC

February 23, 2010
Atlanta, Georgia

# VISIONQUEST SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2009

## ASSETS

|  |  | 2009 |
|---|---|---|
| Cash |  | $ 9,238 |
| Prepaid expenses |  | 57 |
|  | Total assets | $ 9,295 |

## LIABILITIES AND MEMBER'S EQUITY

|  |  | 2009 |
|---|---|---|
| Liabilities |  | $ - |
|  | Total liabilities | - |
| Member's equity |  | 9,295 |
|  | Total liabilities and member's equity | $ 9,295 |

The accompanying notes are an integral part of these financial statements.

**VISIONQUEST SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2009**

|  | 2009 |
|---|---|
| REVENUES | |
| Other | $ 2,103 |
| Total revenue | 2,103 |
| EXPENSES: | |
| Communications | 240 |
| Other operating expenses | 4,759 |
| Total expenses | 4,999 |
| NET LOSS | $ (2,896) |

The accompanying notes are an integral part of these financial statements.

# VISIONQUEST SECURITIES, LLC
## STATEMENT OF MEMBER'S EQUITY
### For the Year Ended December 31, 2009

|  | Paid In Capital | | Retained Earnings (Deficit) | | Total | |
|---|---|---|---|---|---|---|
| Balance, December 31, 2008 | $ | 16,125 | $ | (6,434) | $ | 9,691 |
| Capital contributions | | 2,500 | | | | 2,500 |
| Net Loss | | | | (2,896) | | (2,896) |
| Balance, December 31, 2009 | $ | 18,625 | $ | (9,330 ) | $ | 9,295 |

The accompanying notes are an integral part of these financial statements.

**VISIONQUEST SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2009**

|  | 2009 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: |  |
| Net loss | $ (2,896) |
| Adjustments to reconcile net income to cash flows from operations: |  |
| Decrease in prepaid expenses | 118 |
| Net cash used by operating activities | (2,778) |
|  |  |
| CASH PROVIDED BY FINANCING ACTIVITIES: |  |
| Capital contributions | 2,500 |
| Net cash provided by financing activities | 2,500 |
|  |  |
| NET DECREASE IN CASH | (278) |
| CASH, at beginning of year | 9,516 |
| CASH at end of year | $ 9,238 |

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:  VisionQuest Securities, LLC was organized as a Georgia Limited Liability Company in 1999.  The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers in 2000.  The Company's business is to offer investment banking services.

The Company is wholly-owned by an entity that shares certain administrative costs (See Note 3).

Cash and Cash Equivalents:  The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions.  Balances at times may exceed federal insured limits.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations.  Therefore, the income or losses of the Company flow through to and are taxable to its owner and no income taxes are reflected in the accompanying financial statements.

Estimates:   The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses.  Actual results may differ from these estimates.


NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2009, the Company had net capital of $9,238, which was $4,238 more than its required net capital of $5,000.


NOTE 3 – RELATED PARTY TRANSACTIONS

During 2009, certain of the Company's expenses were paid by a related company and reimbursed periodically by VisionQuest Securities, LLC.

**VISIONQUEST SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2009**

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

The Company occupies office facilities provided by its owner. In addition, certain administrative costs are provided by its owner. The Company accrues expenses each month sufficient to cover the Company's administrative costs. In addition, the Company also pays management fees. The amount of such payments for 2009 was $240 and is included in communications expenses.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the related parties did not exist.

# VISIONQUEST SECURITIES, LLC

## Supplementary Information
### Pursuant to Rule 17(a)-5 of the
### Securities Exchange Act of 1934

## December 31, 2009

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

# VISIONQUEST SECURITIES, LLC

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER
## RULE 15c3-1 OF THE SECURITIES
## AND EXCHANGE COMMISSION
## ACT OF 1934

## December 31, 2009

Net Capital
    Total member's equity qualified for net capital      $      9,295
    Deduction for non-allowable assets:
        Prepaid expense      (57)

        Net capital before haircuts      9,238

Less haircuts      -

        Net capital      9,238

Minimum net capital required      5,000

        Excess capital      $      4,238

Aggregate Indebtedness:
    Liabilities      $      -

Ratio of aggregate indebtedness to net capital      -

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

There is no significant difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

# VISIONQUEST SECURITIES, LLC

## SCHEDULE II
### COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 DECEMBER 31, 2009

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(i) of the rule.

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
## REQUIRED BY RULE 17a-5

To the Owner of
VisionQuest Securities, LLC:

In planning and performing our audit of the financial statements of VisionQuest Securities, LLC for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by VisionQuest Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2009 and this report does not effect our report thereon dated February 23, 2010.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


February 23, 2010
Atlanta, Georgia

RUBIO CPA, PC